Exhibit 99.1

NOCO-NOCO INC ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST HALF OF 2024

First Half 2024 Financial and Operational Highlights

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On August 25, 2023, we consummated the Business Combination involving a merger and a share exchange where ordinary shares, par value $0.0001 per share, were received. On August 28, 2023, our Ordinary Shares and Warrants commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols “NCNC” and “NCNCW,” respectively.
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Net loss increased by 332% to $5.0 million for the first half of 2024 from $1.2 million for the same period of 2023. The increase in net loss was mainly due to the expenses consisting primarily of professional services fees, audit and compliance expenses, legal, accounting and compensation shares relating to the Business Combination.
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The Company has combined cash and cash equivalents $25,384 as of December 31, 2023, compared to $17,789 as of June 30, 2023.

First Half 2024 Financial Results

Components of Results of Operations

We are an early-stage growth company in the pre-commercialization stage of development. We have not generated any revenue from sales to customers, and our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Our ability in the future to generate revenue sufficient to achieve profitability will depend largely on the successful development of our battery products as well as the commercialization of our own-and-lease business model and our carbon abatement solution business. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical results of operations.

Reverse Capitalization

On August 25, 2023 (the “Closing Date”), noco-noco Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “PubCo”), consummated the previously announced Business Combination (defined below).

On December 29, 2022, PubCo, Prime Number Acquisition I Corp. (“PNAC”), Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub”), Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo (“New SubCo”), noco-noco Pte. Ltd., a Singapore private company limited by shares (“noco-noco”), and certain shareholders of noco-noco collectively holding a controlling interest (together with other shareholders of noco-noco subsequently joining the transactions, the “Sellers”), entered into a business combination agreement (“Business Combination Agreement”), pursuant to which, PNAC proposed to enter into a business combination with noco-noco involving a merger and a share exchange, among which: (i) Merger Sub would merge with and into PNAC, with PNAC as the surviving entity and a wholly-owned subsidiary of PubCo (the “Merger”), (ii) New SubCo would acquire all of the issued and outstanding shares of noco-noco from the Sellers, and in exchange, PubCo would issue to the Sellers the ordinary shares of PubCo, with noco-noco becoming a subsidiary of New SubCo and an indirect subsidiary of PubCo (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Upon the consummation of the Business Combination, each of PNAC and noco-noco would become a subsidiary of PubCo, and PNAC stockholders and the Sellers would receive ordinary shares, par value $0.0001 per share, of PubCo (“PubCo Ordinary Shares”) as consideration and become the shareholders of PubCo. The Merger was consummated on August 24, 2023, and the Share Exchange and Business Combination were consummated on the Closing Date.

Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination: (i) each PNAC unit (“PNAC Units”) issued and outstanding immediately prior to the effective time of the Merger was automatically detached and the holder thereof was deemed to hold one share of PNAC Class A Common Stock (defined below), one half of PNAC Warrant (defined below), and one PNAC Right (defined below); (ii) each share of PNAC Class A common stock, par value $0.0001 per share (“PNAC Class A Common Stock”, together with PNAC Class B Common Stock, par value $0.0001 per share, the “PNAC Common Stock”) issued and outstanding immediately prior to the effective time of the Merger was canceled in exchange for the right to receive one PubCo Ordinary Share, (iii) each PNAC warrant (“PNAC Warrant”) outstanding immediately prior to the effective time of the Merger ceased to be a warrant with respect to PNAC Common Stock and was assumed by PubCo and converted into a warrant of PubCo (“PubCo Warrant”) to purchase one PubCo Ordinary Share subject to substantially the same terms and conditions prior to the effective time of the Merger; and (iv) each PNAC Right (“PNAC Right”) outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive one-eighth (1/8) of one PubCo Ordinary Share. In addition, pursuant to the Business Combination Agreement, upon the consummation of the Share Exchange (i) New SubCo acquired all the outstanding shares of noco-noco (“noco-noco Shares”) from the Sellers, (ii) in exchange, each Seller received such number of newly issued PubCo Ordinary Share that was equal to the product of (a) the quotient of (i) $1,350,000,000 (the “noco-noco Valuation”), divided by (ii) the price per PubCo Ordinary Share that equals to the redemption price of each share of PNAC Class A Common Stock in connection with the Business Combination (the “PubCo Per Share Price”), multiplied by (b) such Seller’s Pro Rata Portion as set out in the Allocation Schedule of the Business Combination Agreement.

The Company was determined to be the accounting acquirer given that the original shareholders of noco-noco Group effectively controlled the combined entity after the Transaction. PNAC is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the SPAC Transaction, the Company’s shareholders have a majority of the voting power of the combined company, the Company comprised all of the ongoing operations of the combined entity, the Company comprised a majority of the governing body of the combined company, and the Company’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the SPAC Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Company for the net assets of PNAC, accompanied by a recapitalization. The Company is determined as the predecessor, and the historical financial statements of noco-noco Group became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of PNAC were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the SPAC Transaction were those of the noco-noco Group.

Forward Purchase Agreement

On August 13, 2023, the Company entered into a Forward Purchase Agreement (the “Forward Purchase Agreement”) and Subscription Agreement (the “FPA Subscription Agreement”) with (i) Meteora Capital Partners, LP (“MCP”), (ii) Meteora Select Trading Opportunities Master, LP (“MSTO”), and (iii) Meteora Strategic Capital, LLC (“MSC” and, collectively with MCP and MSTO, the “Meteora Parties”) for an OTC Equity Prepaid Forward Transaction. Pursuant to the terms of the Forward Purchase Agreement and FPA Subscription Agreement, Seller agreed to subscribe for and purchase, and the Company agreed to issue and sell to Seller, on the Closing, up to 2,000,000 Class A Common Stock of the Company, less the number of Class A Common Stock of the Company purchased by Seller separately from third parties through a broker in the open market at prices no higher than the redemption price. Seller has agreed to waive any redemption rights under the Company’s current Charter with respect to any Class A ordinary shares of the Company purchased through the FPA Subscription Agreement and any Recycled Shares (as defined Form F1 File No. 001-41789) in connection with the Business Combination, extensions or otherwise that would require redemption by the Company of such shares.

On August 14, 2023, PubCo entered into a purchase agreement (the “ELOC Purchase Agreement”) with ARENA BUSINESS SOLUTIONS GLOBAL SPC II, LTD on behalf of and for the account of SEGREGATED PORTFOLIO #9 – SPC #9 (“Arena”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, PubCo has the right to direct Arena to purchase up to an aggregate of $150,000,000 of PubCo Ordinary Shares over the 36-month term of the ELOC Purchase Agreement. Under the ELOC Purchase Agreement, after the satisfaction of certain commencement conditions, including, without limitation, the effectiveness of the Resale Registration Statement (as defined below), PubCo has the right to present Arena with an advance notice (each, an “Advance Notice”) directing Arena to purchase any amount of PubCo Shares (each, an “Advance”) up to the Maximum Advance Amount (as defined herein). After the SEC declares a Resale effective relating to the transaction, PubCo will have the right and the sole discretion to sell to Arena up to $150 million worth of shares over a 36-month period subject to certain limitations. PubCo will control the timing and amount of any future investment and Arena will be obligated to make purchases in accordance with the ELOC Purchase Agreement.

Operating Expenses

Our operating expenses primarily consist of selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of directors’ remuneration, payroll and related cost, expenses incurred for depreciation of office equipment, and costs incurred for outside contractor and professional service fees, audit and compliance expenses, legal, accounting and other advisory services. For the six months ended December 31, 2023 and 2022, we incurred total operating expenses of $5.0 million and $1.2 million, respectively.

We are expanding our personnel headcount, in anticipation of planning for and supporting our growth and operating as a public company. Accordingly, we expect our selling, general and administrative expenses to increase in the near term and for the foreseeable future. Upon commencement of commercial operations, we also expect to incur customer and sales support and advertising expenses.

Net Loss

Net loss increased by 332% to $5.0 million for the first half of 2024 from $1.2 million for the same period of 2023. The increase in net loss was mainly due to the expenses consisting primarily of professional services fees, audit and compliance expenses, legal, accounting and compensation shares relating to the Business Combination.

Net Loss Per Share

Basic net loss per ordinary share in the first half of 2024 was $0.04. Basic net loss per ordinary share in the first half of 2023 was $0.01.

Balance Sheet

The Company had combined cash and cash equivalents $25,384 as of December 31, 2023, compared to $17,789 as of June 30, 2023.

Liquidity

Historically, our principal sources of liquidity have been financing transactions with investors and loans from our majority shareholder that have provided us with the necessary funds to support our business activities. On August 1, 2020, we issued a promissory note with 3DOM Alliance (the “Note”). The Note provides for borrowings upon our request, on one or more occasions, up to an aggregate of principal amount of S$8.0 million ($5.8 million). No interest shall accrue to any loans under the Note. As of the December 31, 2023, we had drawn down an aggregate amount of S$6.8 million ($5.1 million). On March 6, 2024, S$6.8 million of the sums owed to 3DOM Alliance as of December 31, 2023 was capitalised into 28,700,000 ordinary shares of the Company at an issuance price of $0.1785.

On November 22, 2022, we entered into an exclusive, irrevocable license-in agreement with 3DOM Alliance, pursuant to which we are obligated to pay a one-off, refundable upfront payment of $30 million licensing fee to 3DOM Alliance. In addition, we shall pay quarterly royalties equal to three percent (3%) of the gross profit generated using each of 3DOM IP Rights granted to us, including its proprietary and licensed-in patents and other intellectual property, as well as confidential yet critical know-how and other information. Such upfront payment shall be credited against any royalties under the agreement such that the amount of the upfront payment shall be deducted from the royalties when due and payable. In the event that the upfront payment has any remaining amount after the last deduction from the royalties at the end of a five-year period from the last installment of the upfront payment, the remaining unutilized amount shall be refunded to us at our request. Pursuant to a supplemental agreement to the license-in agreement dated May 10, 2023 (the “Supplemental Agreement”), the upfront payment shall be payable over a series of installments after the consummation of the Business Combination, in such amounts and pursuant to such repayment schedule as may be agreed between 3DOM Alliance and us. Both parties shall negotiate the installment plan in good faith, taking into consideration our working capital needs as well as our liquidity and available capital resources after the consummation of the Business Combination. As a result, we do not expect that the $30 million upfront payment will have a material impact on our liquidity and capital resources before or after the consummation of the Business Combination. As of the date of this prospectus, we had not paid any upfront payments to 3DOM Alliance yet.

On August 14, 2023, we entered into a purchase agreement with Arena Business Solutions Global SPC II, Ltd. (“Arena”) as amended from time to time, (the “Purchase Agreement”), pursuant to which, we have the right to sell to Arena up to $150,000,000 of our Ordinary Shares, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the 36-month term of the Purchase Agreement. Sales of our Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely and exclusively at our option, and we are under no obligation to sell any securities to Arena under the Purchase Agreement.

On June 20, 2024, we entered into a share subscription agreement (the "Committed Investment") with Revitalize Japan Fund ("Subscriber"), in which we will issue the Subscriber 8,985,385 ordinary shares at $0.1785 per share for a total consideration of $1,603,891. The transaction is expected to close by July 31, 2024.

As of December 31, 2023, we had cash and cash equivalents of $25,384. Our cash and cash equivalents are primarily denominated in Singapore dollars as well as in local currencies of our Priority Markets. We have yet to generate any revenue from our business operations, and we have not achieved profitable operations or positive cash flows from our operations since inception. Our accumulated deficit aggregated $24.1 million as of December 31, 2023 and we expect to incur substantial losses in future periods. As an early-stage growth company in the pre-commercialization stage of development, the net loss we have incurred since inception are consistent with our strategy and budget. The Company incurred continuing losses from operations of $4,983,077 and $1,154,650 for the six months ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $24,126,590. These conditions raise substantial doubt about our ability to continue as a going concern.

Due to the capital-intensive nature of our business, we expect to sustain substantial operating expenses, without generating sufficient revenues, to cover expenditures for a number of years. Over time, we expect that we will need to raise additional funds through a variety of possible methods, including, but not limited to, entry into joint ventures or other strategic arrangements, the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions. These funds are expected to finance our principal sources of liquidity and ongoing operating expenses. If we were to require additional funding or otherwise determined it was beneficial to seek additional sources of financing or enter into other arrangements as described above, we believe that our debt-free balance sheet would enable us to access financing on reasonable terms. However, there can be no assurance that such additional capital would be available on attractive terms, if at all, when needed, which could be dilutive to stockholders. We may be forced to decrease our level of investment in product development or scale back our operations. Furthermore, the cost of debt could be higher than anticipated. There can also be no assurance that positive cash flow from operations can be achieved or sustained. We may need to raise additional funds and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

There is no assurance that the plans will be successfully implemented. If the we fail to achieve these goals, we may need additional financing to repay debt obligations and execute our business plan, and we may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, or that we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on our business, financial condition and results of operations and may materially adversely affect our ability to continue as a going concern.

The financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When noco-noco Inc. (the “Company”) uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

About noco-noco

noco-noco is a decarbonization solutions provider working to accelerate the global transformation to a carbon-neutral economy. With X-SEPA™, a battery separator technology designed for long-lasting and high heat-resistant performance, and noco-noco’s carbon-neutral leasing platform, noco-noco expects to address the need for clean, affordable, and sustainable energy solutions. noco-noco Inc. made its Nasdaq debut in Aug 2023. For more information on noco-noco, visit https://noco-noco.com.

For further information, please contact:

noco-noco Inc.

Phone: +65 6970 9643

E-mail: investor@noco-noco.com

NOCO-NOCO GROUP AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	December 31, 2023	June 30, 2023
ASSETS
Current assets
Cash and cash equivalents	$25,384	$17,789
Deposit, upfront payments and other receivables	184,368	140,560
Promissory note – Prime Number Acquisition I Corp	—	333,594
Other current asset	2,251,497	—
Total current assets	2,461,249	455,943

Non-current assets
Property and equipment, net	12,295	14,991
Right of use assets – operating lease, net	135,304	220,261
Total assets	$2,608,848	$691,195

Liabilities and Shareholders' (Deficit) Equity
Current liabilities
Accruals and other payables	$2,663,447	$587,346
Operating lease liability – current	125,692	173,045
Total current liabilities	2,789,139	760,391

Non-current liabilities
Amount due to immediate holding company	5,081,864	3,572,358
Operating lease liability – non-current	—	36,700
Deferred underwriting fee payable	2,257,500	—
Total liabilities	$10,128,323	$4,369,449

Shareholders’ equity
Ordinary stock ($0.0001 par value, 135,430,451 and 126,799,854 shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively) *	$13,542	$12,679
Additional paid in capital	38,413,802	15,913,549
Prepaid forward contract equity	(21,293,379)	—
Accumulated deficit	(24,126,590)	(19,143,513)
Accumulated other comprehensive income	(526,919)	(451,038)
Total noco-noco Inc. shareholders’ equity	$(7,519,544)	$(3,678,323)
Non-controlling interest	69	69
Total shareholders' equity	(7,519,475)	(3,678,254)
Total liabilities and shareholder’s equity	$2,608,848	$691,195

* Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

NOCO-NOCO GROUP AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended December 31
	2023	2022
Operating expenses:
Selling, general and administrative expenses	$5,035,835	$1,189,696
Total operating expenses	5,035,835	1,189,696

Loss from operations	(5,035,835)	(1,189,696)

Other income/(expense):
Other income	5,062	26,987
Other expense	—	(256)
Foreign exchange gain	47,696	8,315
Total other income	52,758	35,046

Loss before income tax	(4,983,007)	(1,154,650)

Income tax expense	—	—

Net loss	(4,983,007)	(1,154,650)

Other comprehensive (loss)/income:
Foreign currency translation adjustment	(75,881)	(15,837)
Comprehensive loss	(5,057,958)	(1,170,487)

Basic and diluted loss per ordinary share	$(0.04)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	129,386,413	121,566,683

NOCO-NOCO GROUP AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares		Prepaid	Additional	Accumulated Other		Non-
	Number of shares	Amount*	Forward Contract	Paid in Capital*	Comprehensive Income (Loss)	Accumulated Deficit	controlling Interest	Total
Balance as of June 30, 2022	121,432,144	$12,143	$—	$1,545,661	$9,116	$(2,351,743)	$—	$(784,823)
Ordinary share for conversion of debt	295,824	29	—	790,258	—	—	—	790,287
Foreign currency translation adjustment	—	—	—	—	(15,836)	—	—	(15,836)
Net loss	—	—	—	—	—	(1,154,650)	—	(1,154,650)
Balance as of December 31, 2022	121,727,968	$12,172	$—	$2,335,919	$(6,720)	$(3,506,393)	$69	$(1.165.022)
Balance as of June 30, 2023	126,799,854	$12,679	$—	$15,903,549	$(451,038)	$(19,143,513)	$69	$(3,678,254)
Shares issued for commitment shares under Equity Line of Credit Arrangement	2,994,012	299	—	2,251,198	—	—	—	2,251,497
Shares issued for PNCPS Compensation Shares	609,756	61	—	1,060,914	—	—	—	1,060,975
New share issuances	3,015,437	302	—	23,273,487	—	—	—	23,273,788
Reverse capitalisation of Prime Number Acquisition I Corp.	2,011,392	201	(21,293,379)	(4,075,346)	—	—	—	(25,368,,523)
Foreign currency translation adjustment	—	—	—	—	(75,881)	—	—	(75,881)
Net loss	—	—	—	—	—	(4,983,077)		(4,983,077)
Balance as of December 31, 2023	135,430,451	$13,542	$(21,293,379)	$38,413,803	$(526,919)	$(24,126,590)	$69	$(7,519,475)

* Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.